UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 13, 2019

Callon Petroleum Company

(Exact name of registrant as specified in its charter)

Delaware	001-14039	64-0844345
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

2000 W. Sam Houston Parkway S., Suite 2000

Houston, Texas 77042

(Address of principal executive offices, including zip code)

(281) 589-5200

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	CPE	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

As previously disclosed, on July 14, 2019, Callon Petroleum Company, a Delaware corporation (“Callon”), and Carrizo Oil & Gas, Inc., a Texas corporation (“Carrizo”), entered into an Agreement and Plan of Merger (as amended by Amendment No. 1 to the Agreement and Plan of Merger, the “original merger agreement”), providing for Callon’s acquisition of Carrizo. The original merger agreement provides that, upon the terms and subject to the conditions set forth therein, Carrizo will merge with and into Callon, with Callon as the surviving corporation (the “merger”).

On November 13, 2019, Callon and Carrizo entered into Amendment No. 2 to the Agreement and Plan of Merger (the “amendment”; the original merger agreement, as amended by the amendment, the “merger agreement”). Pursuant to the amendment, at the effective time of the merger, each outstanding share of Carrizo common stock, par value $0.01 per share, will be converted into the right to receive 1.75 shares of Callon common stock, par value $0.01 per share (“Callon common stock”), instead of 2.05 shares of Callon common stock as provided in the original merger agreement.

The amendment also decreases the termination fee payable by Carrizo to Callon from $47.4 million to $20.0 million in connection with the termination of the merger agreement under specified circumstances, including (i) if Carrizo terminates the merger agreement to accept a Company Superior Proposal (as defined in the merger agreement), (ii) in certain circumstances, if a Company Takeover Proposal (as defined in the merger agreement) was announced and not withdrawn prior to the termination of the merger agreement or the special meeting of Carrizo’s shareholders to approve the merger, as applicable, and within 12 months Carrizo enters into a definitive agreement with respect to or consummates a Company Takeover Proposal, or (iii) if the board of directors of Carrizo changes its recommendation with respect to the transaction. In addition, the amendment (a) eliminates the expense reimbursement payable by Carrizo to Callon in connection with the termination of the merger agreement following a failure to obtain the approval of Carrizo’s shareholders in situations where a termination fee would not otherwise be payable and (b) provides that Callon would pay an amount equal to $10.0 million to Carrizo in connection with the termination of the merger agreement following a failure to obtain the approval of Callon’s shareholders in situations where a termination fee would not otherwise be payable.

The amendment requires that each of Callon and Carrizo convene its special meeting of shareholders to consider the transactions contemplated by the merger agreement on November 14, 2019 and adjourn such meeting. In accordance with the amendment, Callon adjourned its special meeting until December 13, 2019, and will reconvene and adjourn, without conducting any business, until December 20, 2019, and Carrizo adjourned its special meeting, without conducting any business, until December 20, 2019.

All other material terms of the merger agreement remain substantially the same.

The foregoing description of the merger agreement is not complete and is qualified in its entirety by reference to the amendment, which is filed as Exhibit 2.1 hereto, and the original merger agreement, which is filed as Exhibit 2.1 to Callon’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on July 15, 2019 and Exhibit 2.2 to Callon’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, each of which is incorporated herein by reference.

The merger agreement and the above description thereof have been included in this Current Report on Form 8-K to provide investors and security holders with information regarding the terms of the merger agreement. They are not intended to provide any other factual information about Callon, Carrizo or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the merger agreement were made only for purposes of the merger agreement and as of specific dates; were solely for the benefit of the parties to the merger agreement; and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of Callon, Carrizo or any of their respective subsidiaries, affiliates or businesses. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by Callon or Carrizo. Accordingly, investors should read the representations and warranties in the merger agreement not in isolation but only in conjunction with the other information about Callon or Carrizo and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the SEC.

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Item 7.01	Regulation FD Disclosure.

On November 14, 2019, Callon and Carrizo issued a joint press release announcing their entry into the amendment. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference into this Item 7.01.

The information presented in Item 7.01 of this Current Report on Form 8-K and Exhibit 99.1 shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, unless Callon specifically states that the information is to be considered “filed” under the Exchange Act or specifically incorporates it by reference into a filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Item 9.01	Financial Statements and Exhibits.

(d)    Exhibits.

Exhibit Number	Description

2.1	Amendment No. 2 to Agreement and Plan of Merger, dated November 13, 2019, by and between Callon and Carrizo

99.1	Joint Press Release issued by Callon and Carrizo, dated November 14, 2019

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

No Offer or Solicitation

Communications herein do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Communication herein do not constitute a notice of redemption with respect to or an offer to purchase or sell (or the solicitation of an offer to purchase or sell) any preferred stock of Carrizo Oil & Gas, Inc.

Additional Information and Where to Find It

In connection with the proposed transaction, Callon has filed, and the SEC has declared effective, a registration statement on Form S-4 (the “Registration Statement”), which contains a joint proxy statement of Callon and Carrizo that also constitutes a prospectus of Callon. This communication is not a substitute for the joint proxy statement/prospectus or the Registration Statement or for any other document that Callon or Carrizo may file with the SEC and/or send to Callon’s shareholders and/or Carrizo’s shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CALLON AND CARRIZO ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY CALLON AND CARRIZO WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CALLON, CARRIZO AND THE PROPOSED TRANSACTION.

Investors will be able to obtain free copies of the Registration Statement and joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Callon and Carrizo with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Callon will be available free of charge from Callon’s website at www.callon.com under the “Investors” tab or by contacting Callon’s Investor Relations Department at (281) 589-5200 or IR@callon.com. Copies of documents filed with the SEC by Carrizo will be available free of charge from Carrizo’s website at www.carrizo.com under the “Investor Relations” tab or by contacting Carrizo’s Investor Relations Department at (713) 328-1055 or IR@carrizo.com.

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Participants in the Proxy Solicitation

Callon, Carrizo and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Callon’s shareholders and Carrizo’s shareholders in connection with the proposed transaction. Information regarding the executive officers and directors of Callon is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on March 27, 2019. Information regarding the executive officers and directors of Carrizo is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 2, 2019. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this communication concerning the proposed transaction, including any statements regarding the expected timetable for reconvening the shareholder meetings and completing the proposed transaction, the results, effects, benefits and synergies of the proposed transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Callon’s or Carrizo’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, failure to obtain the required votes of Callon’s shareholders or Carrizo’s shareholders to approve the transaction and related matters; whether any redemption of Carrizo’s preferred stock will be necessary or will occur prior to the closing of the transaction; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement of the revised transaction or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Callon and Carrizo; the effects of the business combination of Callon and Carrizo, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; and the risks of oil and gas activities. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in Callon’s Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequent Quarterly Reports on Form 10-Q for the quarter ended March 31, 2019, the quarter ended June 30, 2019, and the quarter ended September 30, 2019, each of which is on file with the SEC and available from Callon’s website at www.callon.com under the “Investors” tab, and in other documents Callon files with the SEC, and in Carrizo’s Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequent Quarterly Reports on Form 10-Q for the quarter ended March 31, 2019, the quarter ended June 30, 2019, and the quarter ended September 30, 2019, each of which is on file with the SEC and available from Carrizo’s website at www.carrizo.com under the “Investor Relations” tab, and in other documents Carrizo files with the SEC.

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All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Callon nor Carrizo assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Callon Petroleum Company (Registrant)

November 14, 2019	/s/ Joseph C. Gatto, Jr.
Joseph C. Gatto, Jr.
President and Chief Executive Officer

Exhibit 2.1

AMENDMENT NO. 2 TO THE AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 2 TO THE AGREEMENT AND PLAN OF MERGER, dated as of November 13, 2019 (this “Amendment”), is by and between Callon Petroleum Company, a Delaware corporation (“Callon”), and Carrizo Oil & Gas, Inc., a Texas corporation (“Carrizo”). Callon and Carrizo are each sometimes referred to herein as a “Party” and collectively as the “Parties”.

WHEREAS, Callon and Carrizo entered into that certain Agreement and Plan of Merger, dated as of July 14, 2019 (the “Original Merger Agreement”);

WHEREAS, on August 19, 2019, Callon and Carrizo entered into that certain Amendment No. 1 to Agreement and Plan of Merger (the “First Amendment” and, together with the Original Merger Agreement and this Amendment, the “Merger Agreement”);

WHEREAS, the Parent Board of Directors has (i) determined that it is in the best interests of Callon and its stockholders, and declared it advisable, to enter into this Amendment and (ii) approved the execution, delivery and performance of this Amendment;

WHEREAS, the Company Board of Directors has (i) unanimously approved this Amendment and the execution, delivery and performance of this Amendment and the consummation of the transactions contemplated hereby, including the Merger, (ii) resolved to submit the Merger Agreement to a vote of the Company’s shareholders and (iii) recommended approval of the Merger Agreement by the holders of Company Common Stock; and

WHEREAS, in accordance with Section 8.11 of the Merger Agreement, Parent and the Company desire to amend the Merger Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, Parent and the Company agree as follows:

SECTION 1.    Defined Terms. Capitalized terms used herein that are not otherwise defined have the meanings set forth in the Merger Agreement.

SECTION 2.    Representations of the Parties.

2.1    Representations and Warranties of Callon.

(a) Callon has the requisite corporate power and authority to execute and deliver this Amendment. This Amendment has been duly and validly executed and delivered by Callon and, assuming this Amendment constitutes the valid and binding agreement of Carrizo, constitutes the valid and binding agreement of Callon, enforceable against Callon in accordance with its terms, except that such enforcement may be subject to the Remedies Exceptions.

(b) The Parent Board of Directors has received the opinion of J.P. Morgan Securities LLC to the effect that, as of the date thereof and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Merger Consideration to be offered to the holders of Company Common Stock in the Merger pursuant to this Amendment is fair, from a financial point of view, to Parent. A signed copy of such opinion will be provided to the Company promptly following receipt by Parent (it being agreed that such opinion is for the benefit of the Parent Board of Directors and may not be relied upon by the Company or any other persons), and shall not be disclosed to third parties by the Company unless required by Law.

2.2    Representations and Warranties of Carrizo.

(a) Carrizo has the requisite corporate power and authority to execute and deliver this Amendment. This Amendment has been duly and validly executed and delivered by Carrizo and, assuming this Amendment constitutes the valid and binding agreement of Callon, constitutes the valid and binding agreement of Carrizo, enforceable against Carrizo in accordance with its terms, except that such enforcement may be subject to the Remedies Exceptions.

(b) The Company Board of Directors has received the opinion of each of RBC Capital Markets, LLC and Lazard Frères & Co. LLC to the effect that, as of the date thereof and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to holders of Company Common Stock. A signed copy of such opinions will be provided to Parent promptly following receipt by the Company (it being agreed that such opinions are for the benefit of the Company Board of Directors and may not be relied upon by Parent or any other persons), and shall not be disclosed to third parties by Parent unless required by Law.

SECTION 3.    Amendments to Merger Agreement.

3.1    Section 2.1(a)(ii) of the Merger Agreement is hereby amended with immediate effect by deleting “2.05” and replacing it with “1.75”. All references in the Merger Agreement to the “Exchange Ratio” shall be deemed to refer to 1.75 shares of validly issued, fully paid and nonassessable Parent Common Stock other than in Section 3.19 of the Original Merger Agreement with respect to the opinion of each of RBC Capital Markets, LLC and Lazard Frères & Co. LLC. All references in the Merger Agreement to the “Merger Consideration” shall be deemed to refer to the consideration to be received by the holders of Company Common Stock pursuant to Section 2.1(a)(ii), as amended by this Amendment, and the Fractional Share Cash Amount as contemplated by Section 2.1(c) of the Merger

Agreement other than in Section 4.19 of the Original Merger Agreement with respect to the opinion of J.P. Morgan Securities LLC. For the avoidance of doubt, any references to the “Merger Consideration” that are accompanied by references to the Fractional Share Cash Amount or to cash to be paid in lieu of any fractional shares of Parent Common Stock in Sections 2.1(a)(v), 2.2(b)-(f) and 2.2(i) of the Original Merger Agreement shall be deemed to include the Fractional Share Cash Amount without duplication.

3.2    Section 5.1(b)(N) of the Merger Agreement is hereby amended with immediate effect by adding the following proviso at the end of Section 5.1(b)(N):

provided, that if the Company requests, via proper notice pursuant to Section 8.7 of the Merger Agreement, the written consent of Parent in order to materially modify, materially amend or terminate or waive any rights in any material respect under or enter into any new Contract for which the written consent of Parent would be required pursuant to this Section 5.1(b)(N) and the Company has provided sufficient information for Parent to properly evaluate such request for consent, Parent must respond in writing affirmatively granting or withholding such consent within two business days of receipt of such request; and provided, further, that if Parent does not respond in writing within two business days after receipt of such request for consent, Parent’s consent shall be deemed to have been given for all purposes under this Agreement with respect to the proposed action set forth in such request for consent;

3.3    Section 5.2(b)(N) of the Merger Agreement is hereby amended with immediate effect by adding the following proviso at the end of Section 5.2(b)(N):

provided, that if Parent requests, via proper notice pursuant to Section 8.7 of the Merger Agreement, the written consent of the Company in order to materially modify, materially amend or terminate or waive any rights in any material respect under or enter into any new Contract for which the written consent of the Company would be required pursuant to this Section 5.2(b)(N) and Parent has provided sufficient information for the Company to properly evaluate such request for consent, the Company must respond in writing affirmatively granting or withholding such consent within two business days of receipt of such request; and provided, further, that if the Company does not respond in writing within two business days after receipt of such request for consent, the Company’s consent shall be deemed to have been given for all purposes under this Agreement with respect to the proposed action set forth in such request for consent;

3.4    Section 7.3(a) of the Merger Agreement is hereby amended with immediate effect by (i) deleting “$7,500,000” in the first sentence thereof and replacing it with “$0” and (ii) deleting the last sentence thereof and replacing it in its entirety with the following:

“Company Termination Fee” shall mean (a) for purposes of Section 7.3(b)(i) as a result of a termination pursuant to Section 7.1(g)(ii), a cash amount equal to $47,400,000, (b) for purposes of Section 7.3(b)(ii)(B), if Parent would have been permitted to terminate this Agreement pursuant to Section 7.1(g)(ii), a cash amount equal to $47,400,000 and (c) other than for purposes of the preceding clauses (a) and (b), a cash amount equal to $20,000,000.

3.5    Section 7.3(f) of the Merger Agreement is hereby amended with immediate effect by deleting “up to $7,500,000” in the first sentence thereof and replacing it with “$10,000,000”.

3.6    The Exhibits to the Merger Agreement are hereby amended with immediate effect by deleting Exhibit A (Form of Parent Charter Amendment) of the Merger Agreement in its entirety and replacing it with a revised Exhibit A attached hereto as Exhibit A.

SECTION 4.    Fixed Meeting Date. Each of the Company and Parent agree as follows:

(a) Parent shall convene the Parent Stockholders’ Meeting on November 14, 2019 and adjourn such meeting until December 13, 2019, which meeting shall be convened and subsequently adjourned to December 20, 2019; provided, for the avoidance of doubt, that Parent may not adjourn, recess, postpone or otherwise delay the Parent Stockholders’ Meeting without the prior written consent of the Company (which such consent shall not be unreasonably withheld, conditioned or delayed), except to the extent required by applicable Law or to solicit additional proxies and votes in favor of the approval and adoption of the Merger Agreement and the Merger, the Parent Share Issuance or the Parent Charter Amendment, as contemplated by the Merger Agreement, if sufficient votes to constitute the Parent Stockholder Approval have not been obtained; and

(b) the Company shall convene the Company Shareholders’ Meeting on November 14, 2019 and adjourn such meeting until December 20, 2019; provided, for the avoidance of doubt, that the Company may not adjourn, recess, postpone or otherwise delay the Company Shareholders’ Meeting without the prior written consent of Parent (which such consent shall not be unreasonably withheld, conditioned or delayed), except to the extent required by applicable Law or to solicit additional proxies and votes in favor of approval of the Merger Agreement if sufficient votes to constitute the Company Common Shareholder Approval have not been obtained.

SECTION 5.    Reasonable Best Efforts to Obtain Stockholder Approvals. Each of the Company and Parent shall use its reasonable best efforts to solicit proxies from its stockholders in favor of the Company Common Shareholder Approval and the Parent Stockholder Approval, as applicable, as promptly as reasonably practicable, including by preparing letters, presentations and other solicitation materials, conducting meetings with significant stockholders, and taking such other actions as either Party may reasonably request; provided, that the forgoing obligations shall not apply to the Company during the pendency of a Company Adverse Recommendation Change or to Parent during the pendency of a Parent Adverse Recommendation Change.

SECTION 6.    Supplement to the Proxy Statement/Prospectus. On or before November 18, 2019 or as promptly as reasonably practicable thereafter, each of the Company and Parent shall prepare and file with the SEC a disclosure supplement to the Proxy Statement/Prospectus disclosing the matters that are the subject of this Amendment, together with any other related disclosures that are necessary or appropriate to reflect such matters or are otherwise required by applicable Law. Each of the Company and Parent shall otherwise comply with the applicable provisions set forth in Section 5.6 of the Merger Agreement with respect to the Joint Proxy Statement/Prospectus.

SECTION 7.    Effect on Merger Agreement. Other than as specifically set forth herein, all other terms and provisions of the Merger Agreement shall remain unaffected by the terms of this Amendment, and shall continue in full force and effect. The Original Merger Agreement, the First Amendment and this Amendment shall be read and construed as one document and references in the Merger Agreement (i) to the “Agreement” shall be to the Merger Agreement as amended by the First Amendment and this Amendment; and (ii) to the “Merger” and the “Transaction” shall be to the Merger and the Transaction as amended as a consequence of this Amendment.

SECTION 8.    Severability. Any term or provision (or part thereof) of this Amendment which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions (or parts thereof) of this Amendment in any other jurisdiction. If any provision (or part thereof) of this Amendment is so broad as to be unenforceable, such provision (or part thereof) shall be interpreted to be only so broad as is enforceable.

SECTION 9.    Headings. Headings of the Articles and Sections of this Amendment are for convenience of the Parties only and shall be given no substantive or interpretive effect whatsoever.

SECTION 10.    Counterparts; Effectiveness. This Amendment may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, electronic delivery or otherwise) to the other Party. Signatures to this Amendment transmitted by electronic mail in .pdf form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

SECTION 11.    Assignment; Binding Effect. Neither this Amendment nor any of the rights, interests or obligations hereunder shall be assigned or delegated by either of the Parties without the prior written consent of the other Party. Subject to the first sentence of this SECTION 11, this Amendment shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns. Any purported assignment not permitted under this SECTION 11 shall be null and void.

SECTION 12.    Governing Law; Jurisdiction.

12.1    This Amendment, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Amendment or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware, except that notwithstanding the foregoing, issues related to the Merger, general corporation law and other provisions set forth herein that are required to be governed by the TBOC shall be covered by and construed in accordance with the laws of the State of Texas, without giving effect to any choice or conflict of law provision or rule (whether of the State of Texas or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Texas.

12.2    The Parties agree that irreparable damage would occur in the event that any of the provisions of this Amendment were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Amendment and to enforce specifically the terms and provisions of this Amendment exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and all such rights and remedies at law or in equity shall be cumulative. The Parties further agree that no Party to this Amendment shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 12.2 and each Party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In addition, each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Amendment and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Amendment and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of

Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the Parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Amendment or any of the transactions contemplated by this Amendment in any court other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Amendment, (i) any claim that it is not personally subject to the jurisdiction of the above named courts, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Amendment, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the Parties hereto hereby consents to the service of process in accordance with Section 8.7 of the Merger Agreement; provided, however, that nothing herein shall affect the right of either Party to serve legal process in any other manner permitted by Law.

SECTION 13.    WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AMENDMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 14.    Entire Agreement. This Amendment, the Original Merger Agreement together with the exhibits thereto, schedules thereto, the First Amendment and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof and thereof, and this Amendment is not intended to grant standing to any person other than the Parties hereto.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be duly executed and delivered as of the date first above written.

CARRIZO OIL & GAS, INC.

By:	/s/ S.P. Johnson IV
Name:	S.P. Johnson IV
Title:	President and Chief Executive Officer

CALLON PETROLEUM COMPANY

By:	/s/ Joseph C. Gatto Jr.
Name:	Joseph C. Gatto, Jr.
Title:	President and Chief Executive Officer

[Signature Page to Amendment No. 2 to Agreement and Plan of Merger]

Exhibit A

FORM OF CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

CALLON PETROLEUM COMPANY

The undersigned, Michol L. Ecklund, Corporate Secretary of Callon Petroleum Company, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: The name of the Corporation is Callon Petroleum Company.

SECOND: This Amendment (the “Amendment”) to the Certificate of Incorporation of the Corporation (the “Certificate”) was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law. The Board of Directors has duly adopted resolutions setting forth and declaring advisable this Amendment and the holders of a majority of the outstanding stock of the Corporation entitled to vote at the special meeting of the stockholders called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware for the purpose of voting on the Amendment have voted in favor of this Amendment.

THIRD: The Certificate is hereby amended by amending and restating the first sentence of Article Four to be and read as follows:

“The Corporation shall have authority to issue two classes of stock, and the total number authorized shall be 525,000,000 shares of Common Stock, par value $.01 per share, and 2,500,000 shares of Preferred Stock, par value $.01 per share.”

IN WITNESS WHEREOF, the undersigned has executed this Amendment on behalf of the Corporation and has attested such execution and does verify and affirm, under penalty of perjury, that this Amendment is the act and deed of the Corporation and that the facts stated herein are true as of this [●] day of [●], [●].

Callon Petroleum Company

By:

Michol L. Ecklund, Corporate Secretary

Exhibit 99.1

CALLON AND CARRIZO ANNOUNCE AMENDED MERGER AGREEMENT

REAFFIRM THE VALUE-CREATION OPPORTUNITY FOR SHAREHOLDERS OF BOTH COMPANIES

REITERATE STRATEGIC AND FINANCIAL BENEFITS OF THE COMBINED COMPANY INCLUDING SELF-FUNDED, SCALED DEVELOPMENT OF THE PERMIAN BASIN AT LOW COST OF SUPPLY

INTEND TO ADJOURN SPECIAL MEETINGS OF SHAREHOLDERS TO DECEMBER 20th

HOUSTON, November 14, 2019 – Callon Petroleum Company (NYSE: CPE) and Carrizo Oil & Gas, Inc. (NASDAQ: CRZO) today announced an amendment to the existing terms of their agreement for Callon to acquire Carrizo in an all-stock transaction.

Under the amended terms, Carrizo shareholders will receive 1.75 shares of Callon common stock for each share of Carrizo common stock they own. With the amended exchange ratio, Callon shareholders will own approximately 58% of the combined company and Carrizo shareholders will own approximately 42% on a fully diluted basis. Based on the closing prices of Callon and Carrizo common shares on the pre-announcement date of July 12, 2019, the amended exchange ratio represents a premium of 6.7% to Carrizo shareholders.

Joe Gatto, President and Chief Executive Officer of Callon, said, “Since announcing the transaction, we have had extensive and valued dialogue with our shareholders, who have expressed support for the industrial logic and strategic merits of this transaction. In recognition of evolving investor expectations for a successful combination in the current environment, we have agreed to revised terms with Carrizo that enable value-creation opportunities for both shareholder bases.”

Mr. Gatto continued, “Our strategy remains unaltered: we are creating a leading oil and gas company with a larger cash flow base to employ more efficient scaled development of our pro-forma Permian Basin position of over 100,000 net acres. With increased size and scale driving achievable synergies, the combined company will benefit from a leading cost of supply on an ‘all-in’ corporate basis and be well positioned to deliver durable free cash flow generation through commodity price volatility. The combination accelerates Callon’s stated strategy to increase returns, generate free cash flow, reduce leverage, and maintain a long-term focus while also enhancing optionality in the evolving industry landscape. We will continue to work closely with Carrizo to successfully complete the transaction and deliver to our shareholders the significant benefits we believe this combination provides.”

S.P. “Chip” Johnson, IV, President and Chief Executive Officer of Carrizo, commented, “We continue to be very excited to join forces with Callon and believe, in light of today’s market environment, the revised terms offer compelling near- and long-term value for Carrizo shareholders. We believe that a combination with Callon creates the most value for our shareholders. Under the revised terms of the merger, Carrizo shareholders will have meaningful participation in the upside of a strong company that reflects current investor priorities, and benefits from the enhanced operational efficiencies needed to be a low-cost producer in today’s dynamic pricing environment. We look forward to closing the transaction and realizing our potential as a combined company.”

Additional Details about the Transaction

The Boards of Directors of both Callon and Carrizo have unanimously reaffirmed their support for the transaction as modified by the amendment to the merger agreement. In addition, each of the Carrizo directors remains committed to vote his or her shares in favor of the transaction.

The amendment to the merger agreement adjusts the Carrizo termination fee to $20 million in certain circumstances, including some instances in which a competing transaction for Carrizo has been proposed. The amendment also eliminates Carrizo’s obligation to reimburse Callon’s expenses if Carrizo’s shareholders do not approve the transaction and increases the amount of Carrizo’s expenses that Callon would reimburse by $2.5 million if Callon’s shareholders do not approve the transaction.

Callon and Carrizo intend to file supplemental proxy materials with the Securities and Exchange Commission in the coming days. The companies continue to expect to close the transaction during the fourth quarter of 2019, subject to the approval of shareholders of both companies.

Callon Special Meeting of Shareholders

In addition to the amendment to the merger agreement, Callon announced that its Board of Directors has approved the following revisions to the proposals before the Special Meeting of Shareholders:

•

Lowered the authorized share request in the charter amendment proposal to 525 million shares from 750 million shares. With approval of this proposal, Callon will have the lowest ratio of authorized shares relative to outstanding shares among its peer group[1] upon the closing of the merger while maintaining appropriate flexibility in its capital structure.

•

To remove any potential for confusion or uncertainty with our shareholders, we have eliminated the double-trigger compensation that would be payable to Callon executive officers in the event of a merger-related termination of employment. As a result, the non-binding advisory vote on executive compensation will be removed from the proxy ballot for the Special Meeting of Shareholders.

Callon also announced its intention to convene and immediately adjourn the Special Meeting of Shareholders on November 14, 2019, to continue soliciting proxies from Callon shareholders. Callon intends to reconvene the Special Meeting on December 13, 2019, and readjourn until December 20, 2019, at 9:00 a.m. CT.

The Callon Board reiterates its belief that approving the Carrizo transaction is in the best interests of all Callon shareholders and urges all shareholders to vote FOR the proposals set forth in the proxy materials.

Carrizo Special Meeting of Shareholders

Carrizo announced that it will convene and immediately adjourn its Special Meeting of Shareholders on November 14, 2019, to allow Carrizo shareholders time to consider the revised terms of the merger and to allow Carrizo to solicit new proxies from Carrizo shareholders. Carrizo intends to reconvene its Special Meeting on December 20, 2019, at 9:00 a.m. CT.

[1]	Relative to the companies in Callon’s 2019 annual meeting proxy peer group.

The Carrizo Board recommends that Carrizo’s common shareholders vote FOR the merger agreement as well as all other proposals set forth in the proxy materials.

Callon Proxy Information

If you have any questions, need assistance in completing the proxy card, or need additional copies of the proxy materials, please call the firm assisting Callon with the solicitation of proxies:

INNISFREE M&A INCORPORATED

TOLL-FREE at +1 (888) 750-5834 (From the U.S. or Canada)

Carrizo Proxy Information

If you have any questions, need assistance in completing the proxy card, or need additional copies of the proxy materials, please call the firm assisting Carrizo with the solicitation of proxies:

MACKENZIE PARTNERS, INC.

TOLL-FREE at (800) 322-2885

About Callon

Callon is an independent energy company focused on the acquisition and development of unconventional onshore oil and natural gas reserves in the Permian Basin in West Texas. This news release is posted on Callon’s website at www.callon.com, and will be archived for subsequent review under the “News” link on the top of the homepage.

About Carrizo

Carrizo Oil & Gas, Inc. is a Houston-based energy company actively engaged in the exploration, development, and production of oil and gas from resource plays located in the United States. Our current operations are principally focused on proven, producing oil and gas plays in the Eagle Ford Shale in South Texas and the Permian Basin in West Texas.

No Offer or Solicitation

Communications herein do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Communications herein do not constitute a notice of redemption with respect to or an offer to purchase or sell (or the solicitation of an offer to purchase or sell) any preferred stock of Carrizo Oil & Gas, Inc.

Additional Information and Where to Find It

In connection with the proposed transaction, Callon has filed, and the Securities and Exchange Commission (the “SEC”) has declared effective, a registration statement on Form S-4 (the “Registration Statement”), which contains a joint proxy statement of Callon and Carrizo that also constitutes a prospectus of Callon. This communication is not a substitute for the joint proxy statement/prospectus or the Registration Statement or for any other document that Callon or Carrizo may file with the SEC and/or send to Callon’s shareholders and/or Carrizo’s shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CALLON AND CARRIZO ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY CALLON AND CARRIZO WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CALLON, CARRIZO AND THE PROPOSED TRANSACTION.

Investors will be able to obtain free copies of the Registration Statement and joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Callon and Carrizo with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Callon will be available free of charge from Callon’s website at www.callon.com under the “Investors” tab or by contacting Callon’s Investor Relations Department at (281) 589-5200 or IR@callon.com. Copies of documents filed with the SEC by Carrizo will be available free of charge from Carrizo’s website at www.carrizo.com under the “Investor Relations” tab or by contacting Carrizo’s Investor Relations Department at (713) 328-1055 or IR@carrizo.com.

Participants in the Proxy Solicitation

Callon, Carrizo and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Callon’s shareholders and Carrizo’s shareholders in connection with the proposed transaction. Information regarding the executive officers and directors of Callon is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on March 27, 2019. Information regarding the executive officers and directors of Carrizo is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 2, 2019. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this communication concerning the proposed transaction, including any statements regarding the expected timetable for reconvening shareholder meetings and completing the proposed transaction, the results, effects, benefits and synergies of the proposed transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Callon’s or Carrizo’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, failure to obtain the required votes of Callon’s shareholders or Carrizo’s shareholders to approve the transaction and related matters; whether any redemption of Carrizo’s preferred stock will be necessary or will occur prior to the closing of the transaction; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement of the revised transaction or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Callon and Carrizo; the effects of the business combination of Callon and Carrizo, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; and the risks of oil and gas activities. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in Callon’s Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequent Quarterly Reports on Form 10-Q for the quarter ended March 31, 2019, the quarter ended June 30, 2019, and the quarter ended September 30, 2019, each of which is on file with the SEC and available from Callon’s website at www.callon.com under the “Investors” tab, and in other documents Callon files with the SEC, and in Carrizo’s Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequent Quarterly Reports on Form 10-Q for the quarter ended March 31, 2019, the quarter ended June 30, 2019, and the quarter ended September 30, 2019, each of which is on file with the SEC and available from Carrizo’s website at www.carrizo.com under the “Investor Relations” tab, and in other documents Carrizo files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Callon nor Carrizo assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Contact for Callon

Mark Brewer

Director of Investor Relations

or

Kate Schilling

Investor Relations

Callon Petroleum Company

ir@callon.com

(281) 589-5200

Contact for Carrizo

Jeffrey P. Hayden, CFA

Vice President - Financial Planning and Analysis

(713) 328-1044

or

Kim Pinyopusarerk

Manager - Investor Relations

(713) 358-6430